WELLS HOME

FARGO MORTGAGE

1 Home Campus

Des Moines, IA 50328 0001

Management Assertion

As of and for the year ended December 31, 2002, Wells Fargo Home Mortgage Inc. has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, Wells Fargo Home Mortgage Inc. had in effect a fidelity bond along with an errors and omissions policy in the amounts of $100 million and $20 million, respectively.

Pete Wissinger February 25, 2003

Pete Wissinger

Chief Executive Officer

Michael J. Heid February 25, 2003

Michael J. Heid

Chief Financial Officer

Executive Vice President

Robert Caruso February 25, 2003

Robert Caruso

Senior Vice President

Loan Servicing